NO ACT

PE
12-7-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010628

January 28, 2010

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-28-2010

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

Dear Ms. Weber:

This is in response to your letters dated December 7, 2009 and January 6, 2010 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. We also received letters on the proponent's behalf on December 7, 2009, January 3, 2010 and January 6, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedeen

FISMA & OMB Memorandum M-07-16

January 28, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Verizon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. The proposal specifically seeks to allow shareowners to combine their holdings to meet the 10% ownership threshold and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas Verizon's bylaw directs the board to call a special meeting at the request of a group of shareholders only if the group owns, in the aggregate, not less than 25% of Verizon's outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by Verizon substantially implements the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Mary Louise Weber
Assistant General Counsel

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 6, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Supplement to Letter Dated December 7, 2009
Related to the Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

I refer to my letter dated December 7, 2009 (the "December 7 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Kenneth Steiner (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(10) from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders ("the 2010 proxy materials").

This letter is in response to the letters to the Staff dated December 7, 2009 (the "December 7 Proponent's Letter") and January 3, 2010 (the "January 3 Proponent's Letter" and together with the December 7 Proponent's Letter, the "Proponent's Letters") submitted by John Chevedden, the Proponent's representative, and supplements the December 7 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent and Mr. Chevedden, the Proponent's representative.

I. The Proponent's Letters Fail to Refute Verizon's Argument that Verizon Substantially Implemented the Proposal

The Proponent's Letters fail to provide any precedent or other support to counter Verizon's argument in the December 7 Letter that Verizon has substantially implemented the Proposal pursuant to the provisions of Section 3.03 of Verizon's Bylaws. Section 3.03 specifies a procedure by which a special meeting of shareholders shall be called by the Board of Directors upon the request of (1) a shareholder owning not less than 10% or (2) one or more shareholders owning in the aggregate not less than 25%, in each case, of Verizon's outstanding voting stock (the "Special Meeting Bylaw Provision"). Instead, the Proponent's Letters simply make assertions that either mischaracterize Verizon's argument or are irrelevant to the analysis of whether the Special Meeting Bylaw Provision substantially implements the Proposal under Rule 14a-8(i)(10). For example,

- The assertion in the December 7 Proponent's Letter that the Special Meeting Bylaw Provision is "moot" because currently no single Verizon shareholder owns 10% of the outstanding voting stock is irrelevant to the question of whether the Special Meeting Bylaw Provision substantially implements the Proposal.

- The assertion in the December 7 Proponent's Letter that Verizon is misinterpreting the Proposal is simply incorrect. Verizon recognizes that the Proposal requests that one or more shareholders owning in the aggregate not less than 10% of the outstanding voting stock have the ability to call a special meeting. However, as discussed in the December 7 Letter, the Special Meeting Bylaw Provision substantially implements the Proposal, consistent with the Staff's position in *General Dynamics Corporation* (February 6, 2009).

- The entire argument in the January 3 Proponent's Letter is premised on a mischaracterization of the Special Meeting Bylaw Provision. It appears that the Proponent is under the impression that Verizon's Bylaws require a shareholder to hold at least 25% of the outstanding voting stock to call a special meeting, when in fact, the Special Meeting Bylaw Provision, adopted on December 3, 2009, provides that a 10% shareholder has the ability to call a special meeting.

In *General Dynamics Corporation*, supra, the company's bylaw provision and the proposal differed regarding the minimum ownership required for a group of shareholders to able to call a special meeting. Like the Special Meeting Bylaw Provision, General Dynamics Corporation's bylaw provision requires 25% ownership for a group and only 10% ownership for a single shareholder. The Proponent has failed to provide any reason why the Staff should not follow the clear precedent established by its determination in *General Dynamics Corporation*, supra.

Although the Proponent cites to *The Home Depot, Inc.* (January 21, 2009) as support for his position in the January 3 Proponent's Letter, the *Home Depot* letter is completely inapplicable as it involves a different set of facts. In *Home Depot*, the company's bylaw provision provided that shareholders holding at least 25% of the outstanding shares would have the ability to call a special meeting, whereas Verizon's Special Meeting Bylaw Provision additionally provides that a shareholder holding at least 10% of the outstanding shares would have the ability to call a special meeting.

II. Conclusion

For the reasons set forth above and in the December 7 Letter, Verizon believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(10) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 7, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)

Ladies and Gentlemen:

This responds to the December 7, 2009 no action request which is a waste of shareholder money in describing a moot bylaw provision. Prior to the December 3, 2009 bylaw provision, 25% of Verizon shareholders could call a special meeting so this is unchanged Plus there is no single shareholder who owns 10% of the company who could use the moot bylaw provision. Additionally the company has a market capitalization of $94 Billion.

The company is wrong is claming the words of the rule 14a-8 proposal call for a lone 10% shareholder to be able to call a special meeting.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 6, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Kenneth Steiner's Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 7, 2009 no action request, supplemented January 6, 2010.

The December 7, 2009 no action request is a waste of shareholder money in describing a moot bylaw provision. Prior to the December 3, 2009 bylaw provision, 25% of Verizon shareholders could call a special meeting so this is unchanged. Plus there is no lone shareholder who owns 10% of the company who could use the new moot bylaw provision. The additional hurdle is that the company has a market capitalization of $94 Billion.

The company January 6, 2010 letter provides absolutely no support to refute that its action after the submittal of this rule 14a-8 proposal *is moot*. The bottom line is there is no lone shareholder who can use the narrow company 10%-threshold provision and it is unlikely that there will ever be.

The company is flat wrong is claming the words of the rule 14a-8 proposal call for a lone 10% shareholder to be able to call a special meeting.

The Home Depot, Inc. (January 21, 2009) did not grant concurrence when Home Depot claimed that a 25%-threshold implemented a requested 10%-threshold to call a special meeting.

The following text is from the shareholder party rebuttal to the Home Depot no action request:

"The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting *and this is not contested in the company December 19, 2008 letter*. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio."

Attached is a data sheet showing that this topic at a 10%-threshold received 50.6%-support at the Verizon 2009 annual meeting after the Verizon Board had already adopted a 25%-threshold for shareholders to call a special meeting.

The company fails to mention that its supposedly prized precedent, *General Dynamics Corporation* (February 6, 2009) makes absolutely no claim that GD already had a 25%-threshold or even an 80%-threshold to call a special meeting when it sought i-10 relief for adopting a 25%-threshold with a 10% threshold for a non-existent lone 10% shareholder (excerpt attached).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

January 21, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Home Depot's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Home Depot may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Home Depot may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Julie F. Bell
Attorney-Adviser



Board Analyst

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Verizon Communications Inc. (VZ)

Proponent: Kenneth Steiner
Proxy Year: 2009
Date Filed: 03/23/2009
Annual Meeting Date: 05/07/2009
Next Proposal Due Date: 11/23/2009
Shareholder Proposal Type: Call Special Meetings
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	988,644,400	Won Simple Majority Vote?	No
Votes Against:	965,167,774	VotesFor/VotesFor+Against:	50.60%
Abstentions:	25208132	VotesFor/TotalVotes:	49.96%
Total Votes:	1,979,020,306	VotesFor/Shares Outstanding:	34.81%
Broker Non-Votes: 10%	407,864,011		

PROPOSAL TEXT:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings. The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

· The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:

"D" in Overall Board Effectiveness.

"F" was the previous Verizon rating.

"Very High Concern" in executive pay – $26 million for Ivan Seidenberg and $18 million each for Dennis Strigl and Lowell McAdam.

"High Governance Risk Assessment."

· We did not have an Independent Chairman – Independence concern.

· Our key Audit Committee chairman, Thomas O'Brien, had 21-years director tenure-Independence concern.

· Plus Mr. O'Brien was the Lead Director at BlackRock (BLK) another D-rated company according to The Corporate Library.

· We had no shareholder right to:

Cumulative voting.

Act by written consent.

Additionally eight of our directors, including directors who had increased responsibilities as noted, also served on boards rated "D" by the Corporate Library:

(See Table on Page 22)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings- Yes on 7

BOARD RESPONSE:

25% →

Verizon is governed by a highly qualified, experienced and effective Board of Directors, which has placed a high priority on effective governance. The Board agrees that it is important for shareholders to have the ability to call a special meeting. As a result, in February 2008 the Board amended the Company's bylaws to provide that the holders of 25 percent or more of Verizon's stock may call a special meeting of shareholders. This threshold prevents a small group of shareholders from calling a special meeting on topics that may not be of concern to the majority of shareholders. This is important because a special meeting of shareholders is an extraordinary event that is both expensive and time-consuming. Accordingly, the Board believes that the existing bylaw provision strikes an appropriate balance between the right of shareholders to call a special meeting and the interests of the Company and its shareholders in promoting the appropriate use of Company resources. In addition to lowering the stook ownership requirement to call a special meeting, this proposal also requests that the Board amend the existing bylaw provision to remove "exceptions or exclusions that apply only to shareholders." There are only two limited circumstances under which a special meeting requested in accordance with the Bylaws would not occur:

· If the Board exercises its fiduciary duty and determines that the business that the shareholders seek to address at the special meeting is not a proper subject for shareholder action under Delaware law; or

· If the purpose of the special meeting requested by shareholders is scheduled to be addressed at a duly called annual meeting that will be held within 90 days of the request. If these common sense safeguards were eliminated, the proposal would permit a small group of shareholders to call a special meeting and have the Company and its shareholders incur costs to advance narrow interests without any

GD

intended to eliminate restrictions on (i) required minimum stock holdings for a stockholder to call a special meeting, (ii) subjects to be brought before a special meeting or (iii) the frequency with which special meetings may be called. In this case, the Proposal states that the bylaw or charter provision implementing the Proposal may "not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." As was the case in *Time Warner*, the Proponent offers no guidance regarding what is meant by "exception or exclusion conditions." This phrase could be interpreted to mean that the requested bylaw or charter amendment may not limit the subject matter of proposals that a stockholder may seek to bring before a special meeting if directors are not similarly limited, or it could be interpreted to mean that stockholders may not be subject to procedural restrictions on the calling or conduct of a special meeting (such as minimum notice to the Company, disclosure of information about the proposal or the proponent, attendance at the meeting, or limitations on the time permitted for presenting the stockholder's business) if those restrictions are not also applicable to management or the board of directors. In addition, as discussed above, the language could be interpreted to require that the restriction on calling a special meeting of stockholders contained in the Proposal itself – ownership of 10% of the Company's outstanding common stock – be applied to management and the board of directors.

As these different interpretations make clear, the Proposal contains vague and misleading terms that likely would result in any actions taken by the Company to implement the Proposal differing significantly from the actions envisioned by the stockholders in deciding whether or not to approve the Proposal. Where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by stockholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). See, e.g., *Safeway Inc.* (February 14, 2007) (allowing exclusion of proposal seeking a stockholder advisory vote on executive compensation as described in the board's compensation committee report, where vote would not have the desired effect of influencing pay practices); *Sara Lee Corp.* (September 11, 2006) (same). For these reasons, the Proposal is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

D. Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

Rule 14a-8(i)(10) allows a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The staff has noted that exclusion under Rule 14a-8(i)(10) will be permitted where the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (March 28, 1991). This standard has consistently led the staff to agree that, in order for a proposal to be "substantially implemented," a company must have implemented only the essential objectives of the proposal, and need not have implemented

GD

each and every aspect of the proposal. See, e.g., *Sun Microsystems, Inc.* (August 28, 2008); *ConAgra Foods* (July 3, 2006).

The Proposal seeks to allow holders of 10% of the Company's outstanding common stock to call a special meeting of stockholders. Currently, neither the Company's bylaws nor its certificate of incorporation provides for the right of any stockholder to call a special meeting of stockholders. The Company's board of directors, however, is expected to approve, at its February 2009 meeting, an amendment to the Company's bylaws to permit stockholders to call a special meeting of stockholders in substantially the form attached as Exhibit 3. This bylaw amendment generally would require the Company's board of directors to call a special meeting of stockholders upon the request of either a single stockholder holding at least 10%, or one or more stockholders holding at least 25%, of the combined voting power of the Company's then-outstanding shares of capital stock. The Company's board of directors would have the discretion to determine whether to proceed with the special meeting if some requesting stockholders revoked their request for the meeting, and the remaining stockholders held less than 25% of the outstanding capital stock. Although the Proposal and the Company's proposed bylaw amendment differ regarding the minimum ownership required for a group of stockholders to be able to call a special meeting of stockholders, the proposed bylaw amendment substantially implements the Proposal because it addresses the essential objectives of the Proposal (i.e., the ability of stockholders to call a special meeting).

The staff has routinely permitted companies to exclude a proposal where the company's actions address the underlying objectives of the proposal, even though the exact proposal is not implemented. For example, the staff recently permitted a company to exclude a proposal seeking to permit stockholders to call a special meeting of stockholders, with no restrictions, where the company had amended its bylaws to allow holders of at least 25% of the company's outstanding stock to call a special meeting of stockholders. See *Borders Group, Inc.* (March 11, 2008). In that case the staff concurred in the company's view that the proposal had been substantially implemented, notwithstanding that the bylaw adopted by the company contained a restriction on the ability of stockholders to call a special meeting (i.e., a minimum stock ownership level). Similarly, in *Johnson & Johnson* (February 19, 2008), the staff allowed the company to exclude a proposal that sought to give holders of a "reasonable percentage" of the company's stock the power to call a special meeting, where the company proposed to adopt a bylaw amendment that would give holders of 25% of the company's outstanding stock the power to call a special meeting. As in *Borders* and *Johnson & Johnson*, while the Company's proposed bylaw amendment differs somewhat from the Proposal, the fact remains that the Company's proposed bylaw addresses the essential objectives of the Proposal.

Although the Company's board of directors has not yet adopted the proposed bylaw amendment, the staff previously has permitted companies to exclude proposals in reliance on Rule

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Kenneth Steiner's Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)

Ladies and Gentlemen:

This further responds to the December 7, 2009 no action request.

The Home Depot, Inc. (January 21, 2009) did not grant concurrence when Home Depot claimed that a 25%-threshold implemented a 10%-threshold to call a special meeting.

The following text is from the shareholder party rebuttal to the Home Depot no action request:

"The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting *and this is not contested in the company December 19, 2008 letter.* Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio."

Attached is a data sheet showing that this topic at a 10%-threshold received 50.6%-support at the Verizon 2009 annual meeting after the Verizon Board had already adopted a 25%-threshold for shareholders to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

January 21, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Home Depot's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Home Depot may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Home Depot may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Julie F. Bell
Attorney-Adviser



Board Analyst

Verizon Communications Inc. (VZ)

Proponent: Kenneth Steiner
Proxy Year: 2009
Date Filed: 03/23/2009
Annual Meeting Date: 05/07/2009
Next Proposal Due Date: 11/23/2009
Shareholder Proposal Type: Call Special Meetings
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	988,644,400	**Won Simple Majority Vote?**	No
Votes Against:	965,167,774	**VotesFor/VotesFor+Against:**	50.60%
Abstentions:	25208132	**VotesFor/TotalVotes:**	49.96%
Total Votes:	1,979,020,306	**VotesFor/Shares Outstanding:**	34.81%
Broker Non-Votes: 10%	407,864,011		

PROPOSAL TEXT:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings. The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

· The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:

"D" in Overall Board Effectiveness.

"F" was the previous Verizon rating.

"Very High Concern" in executive pay – $26 million for Ivan Seidenberg and $18 million each for Dennis Strigl and Lowell McAdam.

"High Governance Risk Assessment."

· We did not have an Independent Chairman – Independence concern.

· Our key Audit Committee chairman, Thomas O'Brien, had 21-years director tenure-Independence concern.

· Plus Mr. O'Brien was the Lead Director at BlackRock (BLK) another D-rated company according to The Corporate Library.

· We had no shareholder right to:

Cumulative voting.

Act by written consent.

Additionally eight of our directors, including directors who had increased responsibilities as noted, also served on boards rated "D" by the Corporate Library:

(See Table on Page 22)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings- Yes on 7

BOARD RESPONSE:

25% →

Verizon is governed by a highly qualified, experienced and effective Board of Directors, which has placed a high priority on effective governance. The Board agrees that it is important for shareholders to have the ability to call a special meeting. As a result, in February 2008 the Board amended the Company's bylaws to provide that the holders of 25 percent or more of Verizon's stock may call a special meeting of shareholders. This threshold prevents a small group of shareholders from calling a special meeting on topics that may not be of concern to the majority of shareholders. This is important because a special meeting of shareholders is an extraordinary event that is both expensive and time-consuming. Accordingly, the Board believes that the existing bylaw provision strikes an appropriate balance between the right of shareholders to call a special meeting and the interests of the Company and its shareholders in promoting the appropriate use of Company resources. In addition to lowering the stock ownership requirement to call a special meeting, this proposal also requests that the Board amend the existing bylaw provision to remove "exceptions or exclusions that apply only to shareholders." There are only two limited circumstances under which a special meeting requested in accordance with the Bylaws would not occur:

· If the Board exercises its fiduciary duty and determines that the business that the shareholders seek to address at the special meeting is not a proper subject for shareholder action under Delaware law; or

· If the purpose of the special meeting requested by shareholders is scheduled to be addressed at a duly called annual meeting that will be held within 90 days of the request. If these common sense safeguards were eliminated, the proposal would permit a small group of shareholders to call a special meeting and have the Company and its shareholders incur costs to advance narrow interests without any

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 7, 2009

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On October 29, 2009 Verizon received a shareholder proposal and supporting statement (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). The Proponent's cover letter, dated October 20, 2009, authorizes John Chevedden and/or his designee to act on the Proponent's behalf regarding the Proposal. A copy of the Proposal and the correspondence related thereto is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is simultaneously being sent by email to Mr. Chevedden, as the Proponent's proxy, and by overnight courier to the Proponent, as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

The Proposal reads as follows:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of

> *our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.*

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal. Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2010 proxy materials.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The Staff has consistently agreed that, in order for a proposal to be "substantially implemented," a company must have implemented only the essential objectives of the proposal, and need not have implemented each and every aspect of the proposal. See, for example, *General Dynamics Corporation* (February 6, 2009), *Sun Microsystems, Inc.* (August 28, 2008), *Anheuser-Busch Companies, Inc.* (January 17, 2007) and *ConAgra Foods, Inc.* (July 3, 2006).

Section 3.03 of Verizon's Bylaws, as amended as of December 3, 2009, specify a procedure by which a special meeting of shareholders shall be called by the Board of Directors upon the request of a shareholder owning not less than ten percent (10%) or one or more shareholders owning in the aggregate not less than twenty-five percent (25%), in each case, of Verizon's outstanding voting stock (the "Special Meeting Bylaw Provision"). A copy of the Special Meeting Bylaw Provision is attached as Exhibit B. Verizon believes that it has substantially implemented the Proposal because the Special Meeting Bylaw Provision satisfactorily addresses the essential objective of the Proposal; namely, that a shareholder owning a 10% stake in the company should have the ability to call a special meeting. In *General Dynamics Corporation* (February 6, 2009), the Staff agreed that a bylaw provision substantially similar to the Special Meeting Bylaw Provision (requiring the board of directors to call a special meeting of stockholders at the request of either a single stockholder owning at least 10% or one or more stockholders owning at least 25% of the outstanding voting power) substantially implemented a shareholder proposal virtually identical to the Proposal (requesting a bylaw amendment to allow one or more holders of 10% of the outstanding common stock to call a special meeting of stockholders), even though General Dynamics' bylaw provision and the proposal differed regarding the minimum ownership required for a group of stockholders to be able to call a special meeting.

In 1976 the Commission stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Verizon already has acted favorably upon the matter raised by the Proponent in the Proposal and provided a 10% shareholder with the ability to call a special meeting. Accordingly, Verizon believes that the Special Meeting Bylaw Provision substantially implements the Proposal within the meaning of Rule 14a-8(i)(10).

Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials. Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at ***FISMA & OMB Memorandum M-07-16***

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Kenneth Steiner
Mr. John Chevedden

EXHIBIT "A"

Weber, Mary Louise

rom:	***FISMA & OMB Memorandum M-07-16***
ɜent:	Thursday, October 29, 2009 11:05 PM
To:	Weber, Mary Louise
Subject:	Rule 14a-8 Proposal (VZ)
Attachments:	CCE00010.pdf



CCE00010.pdf (666 KB)

Dear Ms. Weber,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc:
Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since 1995

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
140 West St Fl 29
New York NY 10036

Dear Mr. Seidenberg,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to olmsted7p (at) earthlink.net

Sincerely,



Kenneth Steiner

10-20-09
Date

cc: Marianne Drost
Corporate Secretary
PH: 212-395-2121
Mary Louise Weber <mary.l.weber@verizon.com>
Assistant General Counsel
PH: 908-559-5636
FX: 908-696-2068

[VZ: Rule 14a-8 Proposal, October 29, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 50% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $18 million for Ivan Seidenberg, $15 million for William Barr and $11 million for Dennis Strigl.

We did not have an Independent Chairman – oversight concern. We had a senior executive golden coffin plan unrelated to job performance. Verizon's so-called long-term performance share unit plans paid out awards for below median performance – indeed, it paid out 75% of the award for below-median results. We had no shareholder right to Cumulative Voting or to Act by Written Consent.

Our key Audit Committee chairman, Thomas O'Brien, had 22-years director tenure – independence concern. Plus Mr. O'Brien was the Lead Director at D-rated BlackRock (BLK). Our directors served on 11 boards rated "D" by the Corporate Library: Hugh Price, MetLife (MET); John Stafford, Honeywell (HON); John Snow, Marathon Oil (MRO); Joseph Neubauer, Macy's (M); Martha Frances Keeth, Arrow Electronics (ARW) and Peabody Energy (BTU); Richard Carrion, Popular, Inc. (BPOP); Robert Lane, Deere & Company (DE), General Electric (GE) and Northern Trust (NTRS) and Thomas O'Brien, BlackRock (BLK).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:

FISMA & OMB Memorandum M-07-16 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. ***FISMA & OMB Memorandum M-07-16***

EXHIBIT "B"

Excerpt from Verizon Communications Inc. Bylaws,
as amended effective as of December 3, 2009

SECTION 3.03. **Special Meetings.**

(a) A special meeting of the stockholders of the corporation may be called at any time by the chairman of the board or a majority of the board of directors.

(b) A special meeting of stockholders shall be called by the board of directors upon written request to the secretary of one record holder owning not less than ten percent (10%) or one or more record holders owning in the aggregate not less than twenty-five percent (25%) in each case of the total number of shares of stock of the corporation entitled to vote on the matter or matters to be brought before the special meeting that complies with the following procedures. The request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by (i) a notice setting forth the information, representations and agreements required by paragraphs (b)(1) and (b)(2) of Section 3.09 as to the business proposed to be conducted and any nominations proposed to be presented at such special meeting, and (ii) the information, representations and agreements required by paragraphs (b)(3) and (b)(4) of Section 3.09 regarding the stockholder(s) proposing such business or nominations and the other parties referenced in those paragraphs. At any special meeting requested by stockholders, the business transacted shall be limited to the purpose(s) stated in the request for meeting, provided, however, that the board of directors shall have the authority in its discretion to submit additional matters to the stockholders and to cause other business to be transacted.

(c) A special meeting shall be held at the date, time and place within or without the State of Delaware fixed by the board of directors; provided, however, that the date of any special meeting called pursuant to Section 3.03(b) shall be not more than ninety (90) days after the date the request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, (ii) the board of directors has called or calls for an annual or special meeting of stockholders to be held within ninety (90) days after the date the secretary receives the request for the special meeting and the board of directors determines in good faith that the business of such meeting includes the business described in the request, (iii) the request for the special meeting is received by the secretary during the period commencing one hundred twenty (120) days prior to the anniversary date of the prior year's annual meeting of stockholders and ending on the date of the next annual meeting of stockholders, or (iv) an identical or substantially similar item (a "Similar Item") was presented at any meeting of stockholders held within ninety (90) days prior to receipt by the secretary of the request for special meeting (and, for purposes of this clause (iv), the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors).

(d) A stockholder may revoke its request for a special meeting at any time by delivering a written revocation to the secretary. If, following such revocation, the remaining stockholders requesting a special meeting hold in the aggregate less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter to be brought before the meeting, the board of directors, in its discretion, may cancel the special meeting.

(e) At a special meeting of stockholders, only the business that has been brought before the meeting pursuant to the corporation's notice of meeting shall be conducted. At a special meeting of stockholders, nominations of persons for election to the board of directors shall be made only as set forth in paragraph (d) of Section 3.09.